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09059062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 02 2009

Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American General Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Reiner (713) 831-3991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900	Houston	TX	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA
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OATH OR AFFIRMATION

I, John J. Reiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Distributors, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE MARIE CHATTOM
Notary Public, State of Texas
My Commission Expires 12-14-2010

Jane Marie Chattom
Notary Public

John J. Reiner
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

American General Distributors, Inc.
Financial Statements and Supplemental Schedules
December 31, 2008

American General Distributors, Inc.
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Board of Directors and Stockholder of
American General Distributors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of American General Distributors, Inc. (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2009

American General Distributors, Inc.
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 1,929,164
Funds deposited with clearing organizations, restricted	10,000
Total assets	$ 1,939,164
Liabilities and Stockholder's Equity	
Liabilities	
Accrued liabilities	$ 6,000
State taxes payable to affiliate	1,590
Federal income tax payable to affiliate	49,991
Total liabilities	57,581
Stockholder's equity	
Common stock ($.001 par value; $10,000 shares authorized; 100 shares issued and outstanding) and paid-in capital	1,722,285
Retained earnings	159,298
Total stockholder's equity	1,881,583
Total liabilities and stockholder's equity	$ 1,939,164

The accompanying notes are an integral part of these financial statements.

American General Distributors, Inc.
Statement of Operations
Year Ended December 31, 2008

Revenues		
Interest income	$	49,792
Reimbursement of expense from affiliates		93,369
Total revenues		143,161
Expenses		
Licenses and fees		47,246
Professional fees		42,000
Total expenses		89,246
Income before taxes		53,915
Provision for taxes		25,574
Net income	$	28,341

The accompanying notes are an integral part of these financial statements.

American General Distributors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Stock and Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2008	$ 1,722,285	$ 130,957	$ 1,853,242
Net income	-	28,341	28,341
Balances at December 31, 2008	$ 1,722,285	$ 159,298	$ 1,881,583

The accompanying notes are an integral part of these financial statements.

American General Distributors, Inc.
Statement of Cash Flows
Year Ended December 31, 2008

Operating activities		
Net income	$	28,341
Reconciling adjustments to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Funds deposited with clearing organizations, restricted		(10,000)
Accounts receivable from affiliates		50,932
Accrued liabilities		(2,640)
State taxes payable to affiliate		214
Federal income tax payable to affiliate		21,563
Net cash provided by operating activities		88,410
Net increase in cash and cash equivalents		88,410
Cash and cash equivalents		
Beginning of year		1,840,754
End of year	$	1,929,164

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies

Organization and Nature of Operations
American General Distributors, Inc. (the "Company"), a Delaware corporation, is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company distributes variable annuity contracts issued by AIG Annuity Insurance Company ("AIGAIC") and The Variable Annuity Life Insurance Company ("VALIC") under exclusive marketing agreements. The Company conducts business as an underwriter/distributor with regard to variable annuity products and does not hold customer funds or securities. Accordingly, the company is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(1) as described in Supplemental Schedule II.

In September 2008, the Company's ultimate parent company, American International Group, Inc. ("AIG"), experienced a severe strain on its liquidity that resulted in AIG on September 22, 2008, entering into an $85 billion revolving credit facility (the "Fed Facility") and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("NY Fed"). Under the Fed Facility agreement, AIG has agreed to issue a new series of perpetual, non-redeemable Convertible Participating Serial Preferred Stock (the "Series C Preferred Stock") to a trust that will hold the Series C Preferred Stock for the benefit of the United States Treasury. As initially structured, the Series C Preferred Stock would from issuance (i) be entitled to participate in any dividends paid on the common stock with the payments attributable to the Series C Preferred Stock being approximately, but not in excess of, 79.9 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as if converted and (ii) vote with AIG's common stock on all matters submitted to AIG shareholders, and would hold approximately, but not in excess of, 79.9 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as if converted. As described below, the voting, conversion rights and dividend rights of the Series C Preferred Stock were subsequently reduced from 79.9 percent to 77.9 percent.

The Fed Facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the credit facility obligations and it has not pledged any assets to secure those obligations.

On October 3, 2008 AIG indicated its intent to refocus on its core property and casualty insurance businesses, generate sufficient liquidity to repay the outstanding balance of its loan from the NY Fed and address its capital structure. AIG intends to retain its U.S. property and casualty and foreign general insurance businesses and to retain a continuing ownership interest in its foreign life insurance operations. AIG is exploring divestiture opportunities for its remaining businesses and assets, including the Company.

On November 25, 2008, AIG entered into an agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Treasury, as part of the Troubled Assets Relief Program, $40 billion of Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock"), and a warrant to purchase 53,798,766 shares of common stock (the "Warrant"). The Warrant has a term of 10 years and is exercisable for up to 53,798,766 shares of AIG common stock, at an exercise price equal to the par value of the common stock at time of exercise. In connection with the issuance of the Warrant, the voting, conversion rights and dividend rights of the Series C Preferred Stock were reduced from 79.9 percent to 77.9 percent. The proceeds from the sale of the Series D Preferred Stock and the Warrant were used to repay borrowings under the Fed Facility and, in connection therewith, the

maximum commitment amount under the Fed Facility agreement was reduced from $85 billion to $60 billion.

During the fourth quarter of 2008, AIG and certain of its subsidiaries entered into an agreement with the NY Fed in connection with the special purpose financing vehicle known as Maiden Lane III LLC. The Company was not a party to this agreement and this transaction did not affect the Company's financial condition, results of operations or cash flows.

On December 12, 2008, AIG, certain of AIG's wholly owned U.S. life insurance subsidiaries, and AIG Securities Lending Corp., another AIG subsidiary (the "AIG Agent"), entered into an agreement with Maiden Lane II LLC, a Delaware limited liability company whose sole member is the NY Fed ("ML II"). Pursuant to the agreement, the life insurance subsidiaries sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of residential mortgage-backed securities ("RMBS") held by the AIG Agent, as agent of the life insurance subsidiaries, in connection with AIG's U.S. securities lending program. In exchange for the RMBS, the life insurance subsidiaries received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price. As a result of these actions, the U.S. securities lending program, and the interim agreement entered into with the NY Fed whereby the NY Fed borrowed securities from AIG subsidiaries in exchange for cash collateral were terminated. The Company was not a party to this agreement and this transaction did not affect the Company's financial condition, results of operations or cash flows.

In connection with the preparation of its quarterly report on Form 10-Q for the quarterly period ended September 30, 2008, AIG assessed its ability to continue as a going concern. After considering several factors as outlined in AIG's Form 10-Q, AIG believed that it would have adequate liquidity to finance and operate its businesses, execute its disposition plan, and repay its obligations for at least the next twelve months. However, it is possible that the actual outcome of one or more of AIG's plans could be materially different or that one or more of its significant judgments or estimates could prove to be materially incorrect. If AIG is not able to continue as a going concern, management believes this could have a material affect upon the Company and its operations.

Additional information on AIG is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission.

The Company is a direct, wholly owned subsidiary of AIGAIC, an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG").

Commissions of $73,583 and $120,778,181 were paid by affiliated companies, including other broker–dealers, in connection with the distribution of AIGAIC and VALIC contracts, respectively. The Company does not receive the cash related to these commissions. The resulting commission revenues and offsetting commission expenses have not been reflected in these financial statements.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax

laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash and Cash Equivalents
The Company has cash deposited in financial institutions that at times exceeds the federally insured amount of $100,000. Management believes that the risk of loss is minimal.

Cash equivalents of $1,868,775 at December 31, 2008, consists of a money market fund with Fidelity Investments. The Company considers this investment a cash equivalent due to its having a maturity of three months or less.

Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

Fair Value of Financial Instruments
Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

2. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and an acceptable ratio of aggregate indebtedness to net capital, as defined. The Company is required to maintain minimum net capital equal to the greater of $25,000 or $6\frac{2}{3}$ % of its aggregate indebtedness.

At December 31, 2008, the Company had net capital of $1,814,207, which was $1,789,207 in excess of its required net capital of $25,000. The Company's net capital ratio was 0.032 to 1.

3. Transactions With Affiliates

The Company's activities are reliant upon both VALIC and AIGAIC and the Company receives financial and administrative support from them. Therefore, the financial condition and results of operations would not be indicative of those which would have resulted if the Company had been operated as an independent entity.

The Company is a party to an operating expense agreement with AIGAIC and VALIC, whereby AIGAIC and VALIC reimburse the Company equally for all operating and distribution expenses incurred. Expenses incurred by the Company under the agreement and reimbursed are included in reimbursement of expense from affiliates in the statement of operations.

4. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2008. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2008.

5. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Litigation
The Company is subject to certain legal proceedings, claim and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations or liquidity.

6. Income Taxes

The current and deferred portions of income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income taxes, are as follows:

Federal	$	20,920
State income and franchise		4,654
	$	25,574

The Company does not have any deferred taxes.

Income tax expense differs from the amount that would result from applying the federal statutory tax rate to pre-tax earnings primarily due to state income taxes net of federal effect.

American General Distributors, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Schedule I

Net capital	
Total stockholder's equity	$ 1,881,583
Deductions and/or charges:	
Nonallowable assets:	
Funds deposited with clearing organizations	10,000
Net capital before haircuts on securities positions	1,871,583
Haircuts on securities:	
Money market fund	37,376
Fidelity bond	20,000
	57,376
Net capital	$ 1,814,207
Aggregate indebtedness	$ 57,581
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $25,000)	$ 25,000
Excess net capital	$ 1,789,207
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 1,808,449
Ratio: aggregate indebtedness to net capital	0.032 to 1

There were no differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part II A filing as of December 31, 2008.

American General Distributors, Inc.
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 **Schedule II**

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

American General Distributors, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 **Schedule III**

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of
American General Distributors, Inc.

In planning and performing our audit of the financial statements of American General Distributors, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2009